Exhibit (a)(12)

October 9, 2008

Press Release

SHIONOGI AND SCIELE ANNOUNCE COMPLETION OF

SUBSEQUENT OFFERING PERIOD

Osaka, Japan and Atlanta, GA—On October 9, 2008, Shionogi & Co., Ltd. (“Shionogi”) and Sciele Pharma, Inc. (“Sciele”) (NASDAQ: SCRX) announced the successful completion of the cash tender offer by Shionogi’s indirect wholly owned subsidiary, Tall Bridge, Inc. (“Purchaser”), to acquire all outstanding shares of common stock of Sciele for $31.00 per share.  The subsequent offering period for the tender offer expired at 5:00 p.m., New York City time, on Wednesday, October 8, 2008.  The depositary for the tender offer has advised Shionogi that, as of the expiration of the subsequent offering period, a total of approximately 29,758,788 shares were validly tendered in the offering period, representing approximately 92.0% of all outstanding shares of Sciele. Purchaser has accepted for payment all shares that were validly tendered and not withdrawn during the offering period, and payment for such shares has or will be made promptly, in accordance with the terms of the tender offer.

Shionogi intends to complete the acquisition of Sciele through a short-form merger pursuant to the Delaware General Corporation Law effective as of 5:00 p.m. Eastern Daylight Time on October 9, 2008, without a vote or meeting of Sciele’s stockholders, after which Sciele will become an indirect wholly owned subsidiary of Shionogi.  In the merger, each outstanding share (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by Sciele, Shionogi or any of their subsidiaries) will be converted into the right to receive the same $31.00 in cash per share, without interest, that was paid in the tender offer.  Following the merger, Sciele’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Shionogi & Co., Ltd.

Shionogi & Co., Ltd. is a major research-driven Japanese pharmaceutical manufacturer. The company’s primary businesses are research and development, manufacturing, marketing, and import and export sales of pharmaceuticals and diagnostics. Shionogi follows a basic policy of continually providing the superior medicines essential to people’s health. For more details, please visit www.shionogi.co.jp

About Sciele Pharma, Inc.

Sciele Pharma, Inc. is a pharmaceutical company specializing in sales, marketing and development of branded prescription products focused on the therapeutic areas of Cardiovascular, Diabetes, Women’s Health and Pediatrics. The Company’s Cardiovascular and Diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina and Type 2 diabetes; its Women’s Health products are designed to improve the health and well-being of women and mothers and their babies; and its Pediatrics products treat allergies, asthma, coughs and colds, and attention deficit and hyperactivity disorder (ADHD). The Company was founded in 1992 and is headquartered in Atlanta, Georgia. The Company employs more than 1,000 people. The Company’s success is based on placing the needs of patients first, improving health and quality of life, and implementing its business platform – an Entrepreneurial Spirit, Innovation, Execution Excellence, Simplicity, and Teamwork.  For more information on Sciele, please visit www.sciele.com.

Inquiries:

Sciele Pharma, Inc.

Joseph T. Schepers, 678-341-1401

ir@sciele.com

Shionogi & Co., Ltd.

Corporate Communications Department,

toiawase@shionogi.co.jp